

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 21, 2017

Gary C. Hanna
Chief Executive Officer
KLR Energy Acquisition Corp.
811 Main Street, 18th Floor
Houston, TX 77002

> **Re:** **KLR Energy Acquisition Corp.**
> **Revised Preliminary Proxy Statement on Form PRER14A**
> **Filed March 7, 2017**
> **File No. 1-37712**

Dear Mr. Hanna:

We have reviewed your revised filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 14, 2017 letter.

Questions and Answers about the Proposals for Stockholders, page 9

What equity stake will current stockholders of the Company, new PIPE investors, our Sponsor and Tema hold in the post-combination company, page 12

1. We note your response to comment 3. Please revise the disclosure on page 12 or include a new separate question and answer to provide additional detail explaining when the Series A Preferred Stock and Class B common stock may be converted into Class A common stock.

Risk Factors, page 46

Risks Related to the Company and the Business Combination, page 70

2.   We note that, in response to comment 7, you quantify on page 76 the total out-of-pocket expense incurred by your directors and officers and by KLR Group LLC, an affiliate of your Sponsor. We further note that this is your initial reference to KLR Group LLC. Please disclose how KLR Group LLC is affiliated with your Sponsor.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 87

Pro Forma Adjustments, page 88

3.   We note the revised disclosure provided in response to comment 8. Expand this disclosure further to address the potential accounting impact from the recognition of a liability under the tax receivable agreement.

Note 2 – Pro Forma Adjustments and Assumptions, page 94

Pro Forma Adjustments to the Statement of Operations, page 94

4.   Consistent with your response to comment 11, revise to provide disclosure explaining why your pro forma statement of operations does not include adjustments for income taxes.

Proposal No. 1 — Approval of the Business Combination, page 104

Background of the Business Combination, page 119

5.   We note your response to comment 19; however, we were unable to locate the revised disclosures. Please expand your discussion of the parties' negotiations underlying the determination of the ratios resulting in the post-closing equity ownership of the company.

The Company's Board of Directors' Reasons for the Approval of the Business Combination, page 123

6.   We note your response to comment 22, and we reissue the comment in part. Please clarify whether there were material negative factors considered other than the commodity price downturn in 2014 and 2015. Also, as requested in our prior comment, please discuss the consideration that the board gave to the net losses over recent fiscal periods that are associated with the business to be contributed, and the

reasons that the board believed that the merger was nonetheless advisable. If the board did not discuss the net losses, please clarify.

Information About Rosehill Operating, page 211

Oil and Natural Gas Data, page 218

Proved Undeveloped Reserves, page 221

7.   You state that proved undeveloped reserves ("PUDs") are converted as the applicable wells are drilled, completed, and begin production. However, it does not appear that you provide disclosure consistent with Item 1203(c) of Regulation S-K regarding progress made to convert PUDs or the capital expenditures incurred during the years ended December 31, 2016 and 2015. Revise your disclosure accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Rosehill Operating, page 240

Results of Operations, page 248

8.   We note your response to comment 32. Further revise your disclosure to provide additional detail quantifying the effect of each factor identified as causing material changes. For example, your analysis currently states that oil sales for 2016 increased primarily due to an increase in oil production, but does not appear to quantify the impact of this change.

Critical Accounting Policies and Estimates, page 258

Impairment of Oil and Natural Gas Properties, page 259

9.   We note the revised disclosure provided in response to comment 34. Please revise to provide further clarification regarding the process through which your oil and natural gas properties are tested for impairment. Specifically, address the basis for assumptions used to calculate future cash flows of Rosehill Operating's oil and natural gas properties such as those related to commodity prices and analyze the uncertainties associated with these assumptions. As part of your revised disclosure, provide a sensitivity analysis of key assumptions based on outcomes that are deemed reasonably likely to occur.

10.   You state that Rosehill Operating does not expect to incur impairment for the next several years or until the fields start becoming depleted as long as oil prices remain above $30 per barrel. Expand on this statement to provide additional context

regarding the nature of Rosehill Operating's oil and natural gas reserves and the process through which assumptions are made when testing for impairment, including those regarding commodity prices and operating and capital expenditures.

<u>Closing Comments</u>

For questions regarding comments on engineering matters, you may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704. You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources